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                          October 31, 2023

       Lisa Roger
       Chief Financial Officer
       Barfresh Food Group Inc.
       3600 Wilshire Boulevard, Suite 2730
       Los Angeles, California 90010

                                                        Re: Barfresh Food Group
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed October 26,
2023
                                                            File No. 333-275185

       Dear Lisa Roger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Fay Matsukage